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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 5)*

                              HILTON HOTELS CORPORATION
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                       COMMON STOCK, PAR VALUE $2.50 PER SHARE
--------------------------------------------------------------------------------
                             (Title of Class of Securities)

                                   4329  48  10  9
--------------------------------------------------------------------------------
                                    (CUSIP Number)

PETER F. ZIEGLER, GIBSON, DUNN & CRUTCHER LLP, 333 SOUTH GRAND AVENUE, LOS ANGELES, California 90071
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                    April 2, 1998
--------------------------------------------------------------------------------
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
--------------------------------------------------------------------------------
 CUSIP No. 4328 48 10 9                                   Page  2  of   Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WILLIAM BARRON HILTON
          SSN  ###-##-####

--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a / /

                                                                      (b / /

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

--------------------------------------------------------------------------------

 NUMBER OF               7         SOLE VOTING POWER

  SHARES                           46,946,838
                         -------------------------------------------------------

BENEFICIALLY
                         8         SHARED VOTING POWER
 OWNED BY
                                   16,498,736  (Reporting Person disclaims
   EACH                            beneficial ownership as to these shares.)
                         -------------------------------------------------------
 REPORTING
                         9         SOLE DISPOSITIVE POWER
  PERSON
                                   46,946,838
  WITH                   -------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER

                                   16,498,736  (Reporting Person disclaims
                                   Beneficial ownership as to these shares.)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          63,445,574 (Reporting Person disclaims beneficial ownership as to 16,498,838 of these shares.)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.7
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER.


          This statement relates to the Common Stock, par value $2.50 per share (the "Common Stock"), of Hilton Hotels Corporation (the "Company"). The address of the principal executive offices of the Company is 9336 Civic Center Drive, Beverly Hills, California 90209. This Amendment No. 5 is intended to amend, restate and supersede the Schedule 13D filed by William Barron Hilton on or about January 15, 1979, as heretofore amended. All references to number of shares of Common Stock herein have been adjusted for stock splits, the most recent of which was a 4 for 1 stock split effected on September 19, 1996.


ITEM 2.   IDENTITY AND BACKGROUND.


          The person filing this statement is William Barron Hilton ("Barron Hilton"). His business address is 9336 Civic Center Drive, Beverly Hills, California 90209. His present principal occupation is that of Chairman of the Board of the Company which is primarily engaged in the ownership and management of hotels and hotel casinos in the United States of America and in foreign countries. Its address is stated under Item 1 above.


          Barron Hilton has never been convicted in a criminal proceeding (as defined in Schedule 13D to exclude traffic violations or similar misdemeanors) and has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


          Barron Hilton is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


          As is more fully described under Item 5, the acquisition of beneficial interest in the Common Stock to which this Schedule 13D, as amended, relates, does not constitute a purchase and is not expected to result in a purchase. Initially, such acquisition occurred upon the death of Conrad Nicholson Hilton under whose Last Will and Testament (the "Will") Barron Hilton had and exercised an option to purchase shares of the Common Stock in the decedent's Estate. Subsequently, Barron Hilton became co-special administrator and later co-executor of the Estate, sharing voting and dispositive powers over the shares of the Common Stock owned by the Estate while serving in those capacities. Disputes ensued over the number of shares of Common Stock that were subject to the option. The parties settled those disputes and, under the terms of the First Amended Settlement Agreement described in Item 5, in lieu of making any payment in exercise of the option to purchase shares from the Estate, Barron Hilton on May 8, 1989 received 16,216,584 shares of the aggregate shares of Common Stock in the Estate outright and 24,000,000 of such shares in a charitable remainder unitrust, and the remaining 14,041,728 of such shares were distributed to the Conrad W. Hilton Foundation (the "Foundation") of which Barron Hilton is one of eleven directors, sharing voting and dispositive powers over the Foundation's shares with its other directors (however, Barron Hilton disclaims beneficial ownership of the shares of Common Stock owned by the Foundation).


ITEM 4.   PURPOSE OF TRANSACTION.


          (a)  DISPOSITION OF SHARES HELD BY THE TRUST.


          On April 2, 1998, the Company filed a Form S-3 Registration Statement with respect to the sale from time to time by that certain charitable remainder unitrust u/d/t May 8, 1989 (the "Trust"), of which Barron Hilton is sole trustee, of up to 24,000,000 shares of

Common Stock which represent the entire holdings of the Trust at the date hereof. The net proceeds from the sale of any of the shares of Common Stock will be reinvested by the Trust. As more fully described in Item 5 below, Barron Hilton is entitled to 60% and the Foundation 40% of the Trust's annual income and the principal of the Trust will be distributed to the Foundation on Barron Hilton's death, but not before the Trust's 20th anniversary in 2009. In deciding to sell the shares of Common Stock held by the Trust, Barron Hilton, as trustee of the Trust, has concluded that it would be prudent as a trust fiduciary to diversify the assets of the Trust well in advance of their distribution to the Foundation so that the ultimate distribution to the Foundation would not cause further concentration of the Foundation's holdings of shares of Common Stock and to generate higher current income for the Trust. The Foundation currently owns 16,498,736 shares of Common Stock or approximately 6.7% of the shares of Common Stock outstanding.* Barron Hilton does not intend to dispose of any of his personal holdings of shares of Common Stock which aggregate to 22,946,838 shares, or approximately 9.3% of the shares outstanding.

          (b)  ACQUISITION OF SHARES FROM THE ESTATE.

          Barron Hilton's purposes in originally acquiring shares of the Common Stock held in the Estate of Conrad Nicholson Hilton, or beneficial interest (as defined in Rule 13d-3) in such shares, was (1) to increase his holdings of shares of the Common Stock, (2) to fulfill his obligations as a co-executor of the Estate with respect to such shares, (3) to fulfill his obligations as a director of the Foundation to which the residuum of the Estate is to be distributed, (4) to


-------------------
* All percentages of shares outstanding are based on 246,507,045 shares of Common Stock outstanding at March 12, 1998 as reported in the Company's Form 10-K for its fiscal year ended December 31, 1997.

carry out the intent of Conrad Nicholson Hilton as set forth in his Will, and (5) to effect a good faith compromise and settlement of the disputes regarding the exercise of his option under the Will.

          (c) Other than as disclosed in the filings of the Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including the information set forth under the caption "General Information -- Recent Developments -- Potential Spin-off or Business Combination," in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (as such information may be supplemented, amended or superseded after the date hereof pursuant to other filings by the Company), and in the filings of the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended, Barron Hilton presently has no plans or proposals which relate to or would result in:


               (i) his acquisition of additional securities of the Company, or his disposition of any securities of the Company, except as otherwise described immediately above in the Item 4;


               (ii) an extraordinary corporate transaction, such as a merger, reorganization, spin-off or liquidation, involving the Company or any of its subsidiaries;


               (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;


               (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors, other than as may be recommended from time to time by the Nominating Committee of the Board of Directors;


               (v) any material change in the present capitalization or dividend policy of the Company;


               (vi) any other material change in the Company's business or corporate structure;

               (vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;


               (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


               (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or


               (x)    any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)  SHARES DIRECTLY OWNED BY BARRON HILTON.


          Barron Hilton is the record and beneficial owner (through revocable community property and separate property trusts) of an aggregate of 22,946,838 shares of the Common Stock, representing approximately 9.3% of the shares of Common Stock outstanding, which includes as discussed below 248,064 shares of Common Stock distributed to him by the Estate on October 16, 1980 in accordance with a specific bequest and 16,216,584 shares of Common Stock distributed on May 8, 1989 pursuant to the terms of the First Amended Settlement Agreement. Barron Hilton has the sole power to vote and to dispose of such 22,946,838 shares, and no person other than Barron Hilton has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

          (b)  SHARES OWNED BY THE ESTATE.


          Conrad Nicholson Hilton, the father of Barron Hilton, died on January 3, 1979. On the date of death, the Estate of Conrad Nicholson Hilton (the "Estate") became the beneficial owner of an aggregate of 54,605,600 shares of Common Stock, representing approximately 28% of the total number of such shares outstanding on December 31, 1978.

          The Last Will and Testament of Conrad Nicholson Hilton (the "Will") appointed Barron Hilton and James E. Bates as co-executors. As such, on January 15, 1979 they filed a petition for the probate of the Will and for letters testamentary with the Superior Court in Los Angeles, California (the "Probate Court"). However, a contest of the Will was filed on March 12, 1979, and pending the termination of that contest the Probate Court appointed Barron Hilton and James E. Bates as special administrators (with the powers of general administrators) of the Estate. The will contest was resolved by a judgment entered against the contestant on May 16, 1980, and thereupon the Will was admitted to probate and the Probate Court issued letters testamentary appointing Barron Hilton and James E. Bates as co-executors of the Estate. Although the contestant appealed from the judgment against her, the judgment was affirmed on appeal in December 1982.

          After certain specific bequests the Will bequeathed the residue and remainder of the Estate to the Conrad N. Hilton Foundation, a California charitable corporation (the "Foundation"). This residual bequest contained additional provisions under which, if any part of such residue "is, at the time of the distribution thereof, in excess of the permitted holdings of a private foundation, as those holdings are defined in the Tax Reform act of 1969, or any amendment thereto," Barron Hilton was granted an option to purchase that excess at the values as appraised in the Estate, authorizing the executors to accept in payment therefor interest-bearing installment promissory notes executed by Barron Hilton and payable in equal annual installments for not to exceed a period of ten years.

          The shares of the Common Stock owned by the Estate constituted the principal asset in the residuum of the Estate, and under Barron Hilton's analysis all of those shares were "in excess of the permitted holdings of a private foundation; within the meaning of the provisions of the Will referred to above. Accordingly, Barron Hilton, having previously given written notice of his intention to purchase all of the shares of Common Stock covered by the option granted to him under the Will, filed a petition with the Probate Court on November 13, 1980 requesting an order authorizing the co-executors of the Estate to transfer and convey all such shares subject to the option to him.

          For a period of time following Barron Hilton's November 1980 petition, representatives of the Foundation, the co-executor of the Estate and Barron Hilton attempted to negotiate the detailed terms of his exercise of the option, including the price to be paid and the terms of payment. Ultimately, however, the interested parties - - who by then included the Attorney General of the State of California in his oversight capacity with respect to charitable organizations, such as the Foundation - - did not succeed in reconciling their differences as to the interpretation and effect of the provisions of the Will regarding Barron Hilton's option. The legal and factual issues raised by those provisions were therefore addressed in proceedings initiated by various interested parties before several tribunals and agencies. These proceedings included those initiated by applications to the Internal Revenue Service filed by Barron Hilton in December 1983 and January 1984 for rulings that all of the shares of Common Stock owned by the Estate would be "excess holdings" if distributed to the Foundation; proceedings initiated by applications to the Internal Revenue Service filed by the Foundation in February 1984 in opposition to those of Barron Hilton; proceedings initiated by further applications to the Internal Revenue Service filed by the Foundation in October 1985 for rulings that the foundation had changed its nature from that of a private foundation to a "support organization" and had thereby avoided the effect of the rules relating to excess holdings; trial proceedings in the probate Court to interpret the Will and determine its application; proceedings before the Federal District Court for the Central District of California to set aside as erroneous certain rulings issued by the Internal Revenue Service; and appellate proceedings before the California District Court of Appeal and the California Supreme Court to reverse portions of a June 1986 order of the Probate Court.

          On January 31, 1986, the Internal Revenue Service ruled in effect that all of the shares of Common Stock in the Estate were "excess holdings" subject to Barron Hilton's option. However, on January 31 and February 7, 1986 the Internal Revenue Service issued various rulings to the Foundation, giving effect to the Foundation's termination as a private foundation and reclassification as a support organization. On April 18, 1986, after a trial of approximately three weeks, the Probate Court announced its findings, and on June 11, 1986 it issued its order to the effect that the Foundation had effectively become a support organization, had become entitled to all of the shares of Common Stock in the residual Estate, and that none of such shares were subject to Barron Hilton's option. The Probate Court also held that the Foundation may make an anticipatory assignment of its interest in the residual Estate, but that the executor of the Estate may not exercise his power of sale with respect to the shares of Common Stock in the Estate so as to defeat Barron Hilton's option should any shares be subject to that option.

          On November 16, 1987 the Federal District Court ruled that the private letter rulings obtained by the Foundation from the Internal Revenue Service on January 31 and

February 7, 1986 were erroneously issued and were invalid, and a final judgment on that decision was issued on January 21, 1988. On March 28, 1988, the District Court of Appeal ruled on the Probate Court's June 11, 1986 order, reversing it in part, affirming it in part and remanding the matter to the Probate Court for further proceedings. The appellate court held that all of the shares of Common Stock held in the Estate were "excess holdings" within the meaning of the Will and, as such, subject to Barron Hilton's option, affirming the Probate Court's decision that the executor may not exercise his power of sale so as to defeat the option. The California Supreme Court declined to review the decision of the District Court of Appeal.

          Following the conclusion of these various proceedings, the interested parties negotiated a compromise and settlement regarding the respective rights and interests in the shares of Common Stock owned by the Estate as between the Foundation and Barron Hilton. A petition for court approval of their First Amended Settlement Agreements dated January 30, 1989, was submitted to the Probate Court, heard on February 2, 1989 and granted on February 6, 1989, by an order that became final on April 7, 1989, to be implemented upon the satisfaction of specified conditions.

          The conditions to the order approving the First Amended Settlement Agreement were satisfied on April 26, 1989, and the settlement was implemented on May 8, 1989 as follows: Barron Hilton received a distribution from the Estate of 16,216,584 shares of Common Stock; 14,041,728 shares were included in the residuum of the Estate and were distributed to the Foundation; and the other 24,000,000 shares of Common Stock were distributed by the Estate to the Trust of which Barron Hilton is the sole trustee. Barron Hilton is entitled to 60% and the Foundation 40% of the Trust's annual income (or, if less, of 9% of the annually redetermined value of the Trust's assets). The Trust will terminate and its principal will be distributed to the Foundation on Barron Hilton's death, but not before the trust's 20th anniversary in 2009.

          (c)  SHARES OWNED BY THE FOUNDATION.

          The Foundation, of which Barron Hilton is one of eleven directors, was the record and beneficial owner of an aggregate of 2,457,008 shares of Common Stock (prior to the distribution of the Estate as described above), and together with the 14,041,728 shares of Common Stock received in the distribution of the Estate is the record and beneficial owner of 16,498,736 shares of Common Stock, or approximately 6.7% of the shares of Common Stock outstanding. The names, addresses and occupations of the other directors of the Foundation, who share with Barron Hilton the power to vote and to dispose of such shares, are as follows: Robert Buckley, M.D., a specialist in internal medicine, whose address in 2333 Pinto Lane, Las Vegas, Nevada 89107; Mr. Gregory R. Dillon, Vice Chairman Emeritus of the Company, whose address is 9336 Civic Center Drive, Beverly Hills, California 90210; Mr. William H. (Bill) Edwards, retired executive of the Company, whose address is 10350 Wilshire Blvd., Suite 901, Los Angeles, California 90024; Mr. James R. Galbraith, retired executive of the Company, whose address is 3946 Encino Hills Place, Encino, California 91436; Mr. Steven M. Hilton, Vice President-Programs of the Foundation, whose address is 10100 Santa Monica Blvd., Suite 740, Los Angeles, California 90067; Mr. William
B. (Barry) Hilton, Jr., real estate developer, whose address is 28775 Sea Ranch Way, Malibu, California 90265; Mr. Eric M. Hilton, Director of the Company, whose address is 7819 Bermuda Dunes Lane, Las Vegas, Nevada 89113; and Mr. Donald H. Hubbs, President of the Foundation, whose address is 10100 Santa Monica Blvd., Suite 740, Los Angeles, California 90067. Each of such persons is a citizen of the United States of America, and, to the best of Barron Hilton's knowledge, none of such persons has ever been convicted in a criminal proceeding (as defined in Schedule 13D to exclude traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Barron Hilton disclaims beneficial ownership of the shares of Common Stock owned by the Foundation.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Reference is made to the First Amended Settlement Agreement and the Trust and the other information set forth under Item 5. The Trust and the Company have entered into a registration rights agreement with respect to the sale of the 24,000,000 shares of Common Stock held by the Trust as described in
Item 4 above. There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Barron Hilton and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 3.1     First Amended Settlement Agreement dated January
                30, 1989 between the Conrad N. Hilton Foundation and William Barron Hilton.**

Exhibit 3.2     Form of Charitable Remainder Unitrust
                Declaration of William Barron Hilton (attached to Exhibit 3.1 as Exhibit 1 thereto).**

Exhibit 3.3     Registration Rights Agreement, dated April 1,
                1998 by and between the Company and the Trust.

-----------------

**   Previously filed with Amendment No. 3 to this Schedule 13D.

                                      SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to statement is true, complete and correct.


April 2, 1998



                                                 /s/ WILLIAM BARRON HILTON
                                             -----------------------------------
                                                    William Barron Hilton

                                  INDEX TO EXHIBITS


          EXHIBIT     DESCRIPTION
          NO.


          Exhibit     First Amended Settlement
          3.1         Agreement dated January 30,
                      1989 between The Conrad N.
                      Hilton Foundation and William
                      Barron Hilton.*


          Exhibit     Form of Charitable Remainder
          3.2         Unitrust Declaration of
                      William Barron Hilton
                      (attached to Exhibit 3.1 as
                      Exhibit 1 thereto).*


          Exhibit     Registration Rights
          3.3         Agreement, dated April 1,
                      1998 by and between the
                      Company and the Trust.

--------------------

*   Previously filed with Amendment No. 3 to this Schedule 13D.